M III Acquisition Corp.

3 Columbus Circle

15th Floor

New York, NY 10019

June 9, 2016

VIA EDGAR

Pamela Long

Assistant Director

Office of Manufacturing and Construction

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	M III Acquisition Corp.
Registration Statement on Form S-1
Filed April 19, 2016, as amended
File No. 333-210817

Dear Ms. Long:

On June 6, 2016, M III Acquisition Corp. (the “Company”) requested acceleration of the effective date of the above-referenced Registration Statement so that it would become effective at 4:00 p.m. (New York time) on June 8, 2016, or as soon thereafter as practicable. We hereby withdraw our request.

Very truly yours,

/s/ Mohsin Y. Meghji

Mohsin Y. Meghji

Chairman and Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Graubard Miller